Exhibit 3
First Quarter 2009

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of results	Income from continuing operations totaled $1,407 million in the first quarter of 2009, for an increase of $74 million over the same period of 2008. Net electricity exports by Hydro-Québec Production decreased by $84 million on account of a 1.4-TWh reduction in volume related to unavailability of generating capacity for export because of colder temperatures in Québec in 2009. The depreciation of the Canadian dollar and the positive effect of hedging aluminum prices increased income by $41 million. Moreover, capital tax and financial expenses decreased by $18 million and $64 million, respectively.

With regard to discontinued operations, a non-recurring gain of $117 million related to the price adjustment provided for in the contract for the sale of the company’s interest in Transelec, in Chile, had been recognized in 2008.

Net income for the first quarter therefore amounted to $1,407 million, a $43-million decrease from 2008.

Consolidated results	Revenue increased by $101 million to stand at $3,872 million. Revenue from electricity sales totaled $3,802 million, with the Québec market accounting for $3,348 million of this amount, an increase of $192 million over 2008. Revenue from markets outside Québec totaled $454 million, a decrease of $91 million.

In Québec, the $192-million increase in revenue from electricity sales was mainly the result of colder temperatures in 2009 and the April 1, 2008 rate adjustment. It was also due to the depreciation of the Canadian dollar and the positive effect of hedging aluminum prices, which are items absorbed by Hydro-Québec Production.

On markets outside Québec, the $91-million decrease was attributable to a reduction in the volume of exports by Hydro-Québec Production, which was mitigated by the depreciation of the Canadian dollar.

Total expenditure amounted to $1,914 million, for growth of $91 million over 2008, due mainly to a $66-million increase in electricity purchases by Hydro-Québec Distribution because of the colder temperatures in 2009, as well as a $41-million increase in the amortization expense for net costs related to the retirement of property, plant and equipment and intangible assets; this expense was recognized in accordance with the conditions established by the Régie de l’énergie. These factors were mitigated by an $18-million decrease in capital tax as a result of a reduction in the tax rate.

Financial expenses were $551 million, compared to $615 million in 2008, a $64-million decrease due mainly to lower interest rates and an increase in capitalized financial expenses.

First Quarter 2009 — page 2

Segmented results	Generation

Hydro-Québec Production posted net income of $868 million, a year-over-year increase of $6 million. Net electricity exports decreased by $84 million on account of a 1.4-TWh reduction in volume, mitigated by the depreciation of the Canadian dollar. This volume reduction led to a $13-million decrease in transmission capacity reservation expenses. In Québec, the depreciation of the Canadian dollar and the positive effect of hedging aluminum prices resulted in a $41-million increase in income. Furthermore, capital tax and financial expenses decreased by $9 million and $22 million, respectively.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $128 million, a $9-million increase over 2008. Revenue from native load transmission service increased by $12 million, while revenue from point-to-point transmission services provided to Hydro-Québec Production decreased by $13 million. The amortization expense for net costs related to the retirement of property, plant and equipment and intangible assets, recognized in accordance with the conditions established by the Régie de l’énergie, increased by $18 million. Capital tax and financial expenses decreased by $7 million and $22 million, respectively.

Distribution

Hydro-Québec Distribution recorded net income of $417 million, compared to $353 million in 2008, for an increase of $64 million. The $135-million increase in revenue from electricity sales was mitigated by a $59-million increase in net electricity purchases and transmission costs. The amortization expense for net costs related to the retirement of property, plant and equipment and intangible assets, recognized in accordance with the conditions established by the Régie de l’énergie, increased by $23 million. Capital tax and financial expenses decreased by $3 million and $14 million, respectively.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d’énergie de la Baie James.

For the first quarter of 2009, the volume of activity in this segment totaled $395 million, compared to $345 million in 2008. Among the major projects underway are Eastmain-1-A/Sarcelle/Rupert and the 1,250-MW interconnection with Ontario. Hydro-Québec Équipement also continued with engineering and procurement activities to refurbish Gentilly-2 nuclear generating station in Bécancour.

First Quarter 2009 — page 3

Investment	As at March 31, 2009, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $689 million, compared to $641 million in 2008. As anticipated, a large portion of this amount was devoted to the capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert hydroelectric development.

Hydro-Québec TransÉnergie continued investing in its transmission system to bring new generating facilities onto the grid. It also pursued construction of the interconnection with Ontario and carried on work to ensure long-term operability of all its facilities. Hydro-Québec Distribution kept up investments to meet growth in demand in the Residential and farm category, improve service quality and implement the Energy Efficiency Plan.

Financing	In January 2009, two financings maturing on February 15, 2050, raised $1,009 million on the Canadian market. The cost of these borrowings was 4.95%.

/s/ Michael L. Turcotte	/s/ Thierry Vandal
Michael L. Turcotte	Thierry Vandal
Chairman of the Board	President and Chief Executive Officer

May 14, 2009

First Quarter 2009 — page 4
CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended
		March 31
	Notes	2009	2008

Revenue		3,872	3,771

Expenditure

Operations		613	614
Electricity and fuel purchases		419	337
Depreciation and amortization	4	590	575
Taxes		292	298
Regulatory deferrals		—	(1)

		1,914	1,823

Operating income		1,958	1,948

Financial expenses	5	551	615

Income from continuing operations		1,407	1,333

Income from discontinued operations	6	—	117

Net income		1,407	1,450

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

	Three months ended
	March 31
	2009	2008

Balance, beginning of period	16,445	15,556

Net income	1,407	1,450

Balance, end of period	17,852	17,006

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2009 — page 5
CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars
(unaudited)

		As at March 31,	As at December 31,
	Notes	2009	2008

ASSETS
Current assets

Cash and cash equivalents		1,014	370
Short-term investments		1,778	3,545
Accounts receivable		2,654	1,966
Derivative instruments		613	659
Materials, fuel and supplies		272	290

		6,331	6,830

Property, plant and equipment		55,196	54,987
Investments		106	108
Derivative instruments		1,497	1,428
Intangible assets		873	880
Regulatory assets		1,073	1,167
Other assets		1,399	1,374

		66,475	66,774

LIABILITIES
Current liabilities

Borrowings		172	91
Accounts payable and accrued liabilities		1,727	1,948
Dividends payable		—	2,252
Accrued interest		534	915
Regulatory liabilities		38	56
Current portion of long-term debt		785	770
Derivative instruments		125	82

		3,381	6,114

Long-term debt		36,605	35,290
Derivative instruments		1,629	1,887
Asset retirement obligations		307	300
Regulatory liabilities		—	6
Other long-term liabilities		771	760
Perpetual debt		365	355

		43,058	44,712

EQUITY

Share capital		4,374	4,374

Retained earnings		17,852	16,445
Accumulated other comprehensive income	7	1,191	1,243

		19,043	17,688

		23,417	22,062

		66,475	66,774

Commitments and contingencies	10
The accompanying notes are an integral part of the consolidated financial statements.
On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte
Jacques Leblanc	Michael L. Turcotte
Chair of the Audit Committee	Chairman of the Board

First Quarter 2009 — page 6
CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended
		March 31
	Notes	2009	2008
Operating activities
Net income		1,407	1,450
Income from discontinued operations	6	—	(117)

Income from continuing operations		1,407	1,333
Adjustments
Depreciation and amortization	4	590	575
Amortization of debt premiums, discounts and issue expenses	5	32	29
Difference between contributions paid and pension cost		(53)	(14)
Regulatory deferrals		—	(1)
Other		(51)	(11)
Change in non-cash working capital items	8	(1,260)	(1,345)

		665	566

Investing activities
Property, plant and equipment and intangible assets		(658)	(610)
Investments		—	56
Acquisition of investment, net of cash and cash equivalents acquired		(17)	—
Costs related to Energy Efficiency Plan		(31)	(31)
Net disposal of short-term investments		1,779	1,826

		1,073	1,241

Financing activities
Issuance of long-term debt		1,032	500
Repayment of long-term debt		(2)	(1,141)
Inflows resulting from credit risk management		345	75
Outflows resulting from credit risk management		(300)	—
Net change in short-term borrowings		81	413
Dividends paid		(2,252)	(1,372)
Other		(1)	(1)

		(1,097)	(1,526)

Foreign currency effect on cash and cash equivalents		3	3

Net change in cash and cash equivalents		644	284

Cash and cash equivalents, beginning of period		370	54

Cash and cash equivalents, end of period		1,014	338

Supplementary cash flow information	8
The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2009 — page 7
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars
(unaudited)

	Three months ended
	March 31
	2009	2008

Net income	1,407	1,450

Other comprehensive income

Change in deferred gains (losses) on items designated as cash flow hedges	64	(15)

Reclassification to operations of deferred gains on items designated as cash flow hedges	(116)	(57)

	(52)	(72)

Other	—	3

Comprehensive income	1,355	1,381

First Quarter 2009 — page 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three-month periods ended March 31, 2009 and 2008
Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.
Note 1 — Basis of Presentation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present Notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec’s Annual Report 2008.
The accounting policies used to prepare the quarterly consolidated financial statements conform to those presented in Hydro-Québec’s Annual Report 2008, except as regards the changes in accounting policies described in Notes 2 and 3.
Some of the data for the corresponding period of the previous year have been reclassified to conform to the presentation adopted in the current year.
Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.
Note 2 — Changes in Accounting Policies
Recent Changes
2009
Goodwill and Intangible Assets
On January 1, 2009, Hydro-Québec adopted the recommendations of Section 3064 of the Canadian Institute of Chartered Accountants (CICA) Handbook, “Goodwill and Intangible Assets,” which superseded Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of these recommendations had no material impact on the consolidated financial statements.
Regulated Activities
On January 1, 2009, the temporary exemption provided for in CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” which allowed the recognition and measurement of regulatory assets and liabilities, was withdrawn. However, based on Statement of Financial Accounting Standard (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” issued by the U.S. Financial Accounting Standards Board (FASB), Hydro-Québec is maintaining the current accounting treatment for regulatory assets and liabilities, pursuant to a practice allowed by Canadian GAAP. The withdrawal of the exemption therefore had no impact on the consolidated financial statements.
Credit Risk and Fair Value of Financial Assets and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee (EIC) of the CICA released Abstract of Issue Discussed EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” EIC-173 clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of the recommendations in this abstract had no material impact on the consolidated financial statements.

First Quarter 2009 — page 9
Note 2 — Changes in Accounting Policies (continued)
Future Changes
Business Combinations
In January 2009, the CICA issued Section 1582, “Business Combinations,” which superseded Section 1581, “Business Combinations.” Section 1582 establishes the principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. It will apply prospectively to business combinations for which the acquisition date is in a fiscal year beginning on or after January 1, 2011. However, early adoption is permitted.
Consolidated Financial Statements and Non-Controlling Interests
In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” which superseded Section 1600, “Consolidated Financial Statements.” Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. However, early adoption is permitted as of the beginning of a fiscal year.
International Financial Reporting Standards
On February 13, 2008, the Canadian Accounting Standards Board (AcSB) confirmed that the complete changeover to International Financial Reporting Standards (IFRS) would take effect for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Hydro-Québec is currently examining the issues involved in the changeover from Canadian GAAP to IFRS.
Note 3 — Effect of Rate Regulation on the Consolidated Financial Statements
TRANSMISSION
In decision D-2009-023 of March 17, 2009, the Régie set Hydro-Québec’s power transmission rates effective January 1, 2009. The new rates take into account a 7.65% return on the rate base, assuming a capitalization with 30% equity.
DISTRIBUTION
In decision D-2009-021 of March 16, 2009, the Régie granted an across-the-board increase of 1.22% in Hydro-Québec’s electricity rates, effective April 1, 2009. This increase takes into account a 7.42% return on the rate base in 2009, assuming a capitalization with 35% equity.
In addition, the Régie accepted the Distributor’s and the Transmission Provider’s proposal to recognize net costs related to the retirement of property, plant and equipment and intangible assets in the statement of operations for the year in which they are incurred. The balance of the related account as at December 31, 2008, will therefore be expensed in 2009, and an amortization expense of $53 million was recorded in this regard as at March 31, 2009.

First Quarter 2009 — page 10
Note 4 — Depreciation and Amortization

	Three months ended
	March 31
	2009	2008
Property, plant and equipment [a]	453	474
Intangible assets	32	29
Regulatory assets and liabilities	102	70
Deferred charges	—	2
Projects written off	3	—

	590	575

a)
In fiscal 2009, Hydro-Québec will revise the useful life of some property, plant and equipment used for hydraulic generation, which could have a major impact on the depreciation and amortization expense.

Note 5 — Financial Expenses

	Three months ended
	March 31
	2009	2008

Interest
Interest on debt securities	576	620
Amortization of debt premiums, discounts and issue expenses	32	29

	608	649

Net exchange (gain) loss	(7)	20

Loan guarantee fees	44	42

	37	62

Less
Capitalized financial expenses	76	67
Net investment income	18	29

	94	96

	551	615

Note 6 — Discontinued Operations
In the first quarter of 2008, Hydro-Québec recognized a gain of $117 million, net of $25 million in related income taxes, for the price adjustment provided for in the contract for the sale of its interest in HQI Transelec Chile S.A. (Transelec). This adjustment was made following the ministerial order issued on January 15, 2008, establishing the value of the regulated trunk transmission asset base of Transelec.

First Quarter 2009 — page 11
Note 7 — Accumulated Other Comprehensive Income

	As at March 31,
	2009
	Cash flow
	hedges	Other	Total

Balance, beginning of period	1,243	—	1,243
Changes during the period	(52)	—	(52)

Balance, end of period	1,191	—	1,191

	As at March 31,
	2008
	Cash flow
	hedges	Other	Total

Balance, beginning of period	965	(3)	962
Changes during the period	(72)	3	(69)

Balance, end of period	893	—	893

Note 8 — Supplementary Cash Flow Information

	Three months ended
	March 31
	2009	2008

Change in non-cash working capital items

Accounts receivable	(679)	(803)
Materials, fuel and supplies	16	(18)
Accounts payable and accrued liabilities	(211)	(119)
Accrued interest	(386)	(405)

	(1,260)	(1,345)

Investing activities not affecting cash

Increase in property, plant and equipment and intangible assets	16	12

Interest paid	929	924

First Quarter 2009 — page 12
Note 9 — Employee Future Benefits

	Three months ended
	March 31
	Pension Plan		Other plans
	2009	2008	2009	2008

Accrued benefit cost recognized	14	44	26	26

Note 10 — Commitments and Contingencies
Guarantees
As at March 31, 2009, the potential maximum amount Hydro-Québec could have had to pay under letters of credit or guarantees provided as security totaled $413 million. Of this amount, $334 million was related to energy purchases. Guarantees amounting to $145 million will expire between 2009 and 2019, while others totaling $268 million do not have maturity dates.
Hydro-Québec provided guarantees to the purchasers of its interests with respect to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire.

First Quarter 2009 — page 13
Note 11 — Segmented Information
The following tables contain information related to operations and assets by segment:

	Three months ended
	March 31, 2009
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total

Revenue

External customers	487	11	3,371	—	2	1 [a]	3,872
Intersegment	1,524	702	18	395	274	(2,913)	—

Income (loss) from continuing operations	868	128	417	(1)	(9)	4	1,407

Net income (loss)	868	128	417	(1)	(9)	4	1,407

Total assets as at March 31, 2009	31,016	17,262	12,577	354	5,666	(400)	66,475

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

	Three months ended
	March 31, 2008
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total

Revenue

External customers	578	11	3,176	—	6	—	3,771
Intersegment	1,491	694	15	345	278	(2,823)	—

Income (loss) from continuing operations	862	119	353	—	(4)	3	1,333

Net income	862	119	353	—	113	3	1,450

Total assets as at March 31, 2008	29,810	16,795	12,205	297	5,065	(299)	63,873

First Quarter 2009 — page 14
CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

	Three months ended
	March 31
Summary of Operations	2009	2008	Change (%)

Revenue	3,872	3,771	2.7 á
Expenditure	1,914	1,823	5.0 á
Financial expenses	551	615	10.4 â
Discontinued operations	—	117	100.0 â
Net income	1,407	1,450	3.0 â

Net Income	Revenue

Revenue from Electricity Sales in Québec	Revenue from Electricity Sales Outside Québec

First Quarter 2009 — page 15

Quarter Highlights

Generation	Romaine complex

In early March, a federal-provincial review panel and a commission of inquiry of the Bureau d’audiences publiques sur l’environnement handed down a favorable opinion on the project to build four hydroelectric developments with a combined capacity of 1,550 MW on the Romaine, in the Minganie region. Subject to the necessary approvals, work will begin in the second quarter of 2009.

At the end of March, the community of Ekuanitshit and Hydro-Québec signed the Nishipiminan 2009 agreement in connection with the Romaine project. This was the last of the four affected Innu communities to sign such an agreement. Reflecting Hydro-Québec’s wish to partner with host communities, the agreement will enable the Innu of Ekuanitshit to participate in the construction and to play an important role in the environmental follow-up studies. It will also contribute to community development.

Transmission	Decision of the Régie de l’énergie

In March, the Régie de l’énergie set the power transmission rates and conditions of service of Hydro-Québec TransÉnergie, effective January 1, 2009. The decision provides for an increase in revenue for native load transmission service from $2,529 million to $2,575 million.

Chénier-Outaouais line

In January, the Québec government authorized the start of construction on the Chénier-Outaouais line. The $214-million project, approved by the Régie de l’énergie in March 2008, is part of the future 1,250-MW interconnection with Ontario. The 315-kV, 115-km line will be erected within an existing right-of-way. The new interconnection will double Québec’s export capacity to Ontario and enhance security of supply in the Outaouais region.

Distribution	Decisions of the Régie de l’énergie

In March, the Régie de l’énergie authorized Hydro-Québec Distribution to increase its electricity rates by 1.22% as of April 1, 2009. This translates into an increase of $1.24 in the monthly bill of an average residential customer.

The Régie also approved a budget of $262 million for the 2009 Energy Efficiency Plan (EEP). The energy savings target for the year has been set at 924 GWh. A budget envelope of $15.4 million has been allocated to special programs for low-income customers. Hydro-Québec Distribution is now aiming to achieve annual savings of 5.8 TWh by 2010, by which time the division will have invested nearly $1.2 billion in the EEP since the plan was launched in 2003.

First Quarter 2009 — page 16

Technological innovation	Electric vehicle

Hydro-Québec subsidiary TM4 has been chosen by the Indian automaker Tata Motors and its European subsidiary Miljø Innovasjon to supply electric motors, inverters and electronic controls for a hundred cars. The vehicles will be used by Miljø in Norway to demonstrate an all-electric version of the new Indica Vista in 2009-2010. TM4’s electric vehicle motors are the fruit of 10 years of R&D.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4 Ce document est également publié en français. www.hydroquebec.com ISSN 0848-5836